Exhibit 99.1

Press Release

Expiration Date of Tender Offer for GrafTech International Ltd. Shares Extended to July 28, 2015

July 6, 2015

BCP IV GrafTech Holdings LP (“Purchaser”) and Athena Acquisition Subsidiary Inc. (“Acquisition Sub”) announced today that, in accordance with the terms of their merger agreement with GrafTech International Ltd. (the “Company”) (NYSE: GTI), Purchaser and Acquisition Sub have extended their all-cash tender offer (the “Offer”) for $5.05 per share for all of the issued and outstanding shares of common stock, par value of $0.01 per share (the “Shares”), of the Company to 12:00 Midnight, New York City time, at the end of July 28, 2015, unless further extended, to allow additional time for (a) the receipt of clearance from the Committee on Foreign Investment in the United States of America without any required condition to mitigate any threat to the national security of the United States that is unacceptable to Purchaser and, if after consummation of the tender offer and the previously announced preferred stock purchase, Purchaser owns less than 80% of the Company, the Company, (b) the expiration of the sixty-day notice period relating to its notice of the Offer to the U.S. Department of State Directorate of Defense Trade Controls and (c) clearance under the competition laws of Russia.  The tender offer was previously set to expire at 12:00 Midnight, New York City time, at the end of July 7, 2015.

The Company’s Board of Directors unanimously recommends that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

Computershare Trust Company, N.A., the depositary for the tender offer, has indicated that, as of 5:00 p.m., New York City time, on July 2, 2015, approximately 11,869,693 Shares have been tendered into and not properly withdrawn from the tender offer.

Contact Info

Stockholders’ inquiries should be directed to Georgeson Inc., the Information Agent for this offer, at 866-856-2826.

Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication is for informational purposes only. The tender offer is not being made to, nor will tenders be accepted from, or on behalf of, holders of shares in any jurisdiction in which the making of the tender offer or the acceptance thereof would not comply with the laws of that jurisdiction. The tender offer is being made pursuant to a tender offer statement on Schedule TO (including the Offer to Purchase, a related Letter of Transmittal and other offer materials) filed by Purchaser and Acquisition Sub with the U.S. Securities and Exchange Commission (“SEC”) on May 26, 2015, as amended from time to time. In addition, on May 26, 2015, Purchaser, Acquisition Sub and the Company, among others, filed a transaction statement on Schedule 13E-3 with the SEC related to the tender offer and the Company filed a Solicitation/Recommendation statement on Schedule 14D-9 with the SEC related to the tender offer. Stockholders of the Company are urged to read these documents, all amendments thereto and other documents filed with the SEC carefully in their entirety because they contain important information about the tender offer. The tender offer statement and certain other offer documents, along with the Solicitation/Recommendation statement, will be made available to all stockholders of the Company at no expense to them. These documents are available at no charge through the web site maintained by the SEC at http://www.sec.gov. The Offer to Purchase, related Letter of Transmittal, the Solicitation/Recommendation statement and other offering documents may also be obtained for free by contacting the Information Agent for the tender offer, Georgeson, toll-free at 866-856-2826.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain “forward-looking statements” with respect to certain plans and objectives of Purchaser, Acquisition Sub and the Company with respect to the tender offer and the potential merger, including the timing of the completion of the tender offer and the merger, under the merger agreement between Purchaser, Acquisition Sub and the Company. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are several factors which could cause actual plans to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the risk that the tender offer and the merger may not be consummated in a timely manner as a result of pending regulatory approvals. None of Purchaser, Acquisition Sub or the Company assumes any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.